Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiaries

Name	Jurisdiction of Formation

New Century Logistics Company Limited	Hong Kong
GLF Cargo Services Limited	Hong Kong
Win-Tec Transportation Company Limited	Hong Kong